DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07044068

No Act
P.E. 12-19-06

January 31, 2007

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/31/2007

Re: Pfizer Inc.
Incoming letter dated December 19, 2006

Dear Ms. Foran:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Pfizer by the Free Enterprise Action Fund. We also have received a letter from the proponent dated December 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 2 3 2007
B
THOMSON
FINANCIAL

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

18603

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Pfizer

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 19, 2006

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of the Free Enterprise Action Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Pfizer Inc. ("Pfizer"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Pfizer's ordinary business operations (i.e., involving Pfizer in the political or legislative process relating to specific legislative initiatives and a review and assessment of pending legislation).

THE PROPOSAL

The Proposal asks that shareholders request Pfizer to issue a "Business Social Responsibility Report" describing Pfizer's activities and plans to address and promote a specific agenda of public policy matters, including specific legislative and regulatory initiatives. In addition to seeking a report, five of the paragraphs in the supporting statement of the Proposal describe the Proponent's views on legislative and regulatory initiatives advocated in the Proposal, such as tax reform, litigation and reform of the Sarbanes-Oxley Act of 2002. In addition to those paragraphs, the supporting statement also clarifies that the Proposal seeks a report on Pfizer's lobbying activities on these matters. For example, the supporting statement begins, "[s]hareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities. Shareholders have the right to know to what extent management is meeting this expectation." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To Pfizer's Ordinary Business Operations.

A. The Proposal Addresses Ordinary Business Matters.

As noted above, the Proposal is focused on involving Pfizer in public policy debates and lobbying on specific matters. The "resolved" clause in the Proposal seeks a report on Pfizer's activities and plans with respect to the impact of specifically identified pending legislative and regulatory initiatives, as well as information on Pfizer's activities with respect to "promoting . . . trade liberalization, and deregulation."

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business matter. For example, in *General*

Electric Co. (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a proposal where the "resolved" clause related to the company's executive compensation policy (an issue the Staff has determined raises significant policy considerations) because the supporting statement primarily addressed the issue of the depiction of smoking in motion pictures. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." Likewise in *Corrections Corporation of America* (avail. Mar. 15, 2006), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(7) where the "resolved" clause addressed a particular executive compensation policy but the thrust and focus of the supporting statement related to general compensation matters.

This position is also reflected in numerous letters addressing proposals on corporate charitable giving, where the Staff has concurred that proponents cannot use an otherwise non-excludable resolution as a vehicle for raising matters that relate to a company's ordinary business operations. In this context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between appropriate proposals that address generally a company's policies toward charitable giving and excludable proposals that focus on charitable giving to particular types of organizations. In assessing this distinction, the Staff has not only reviewed the "resolved" clause set forth in the proposal, but has assessed the resolution and the supporting statement as a whole. For example, in *Wyeth* (avail. Jan. 23, 2004), the Staff determined that the company could not exclude a proposal requesting it to refrain from making charitable contributions where the supporting statement did not shift the focus of the proposal to a particular type of charitable organization. In contrast, in *Bank of America Corp.* (avail. Jan. 24, 2003), the Staff concurred that the company could exclude a proposal with a "resolved" clause that was virtually identical to the one considered in *Wyeth*, but in which the supporting statement focused on ceasing contributions to a particular type of charitable organization. Likewise, in *American Home Products* (avail. Mar. 4, 2002), the proposal requested that the board form a committee to study and report on the impact charitable contributions have on American Home Products' business and share value. However, because five of the six "whereas" clauses in the proposal addressed Planned Parenthood and similar organizations, the Staff concurred that the company could exclude the proposal. *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (same). Significantly, just as the proposals in *American Home Products* and *Schering-Plough* focused on a particular charity rather than the company's charitable giving policy generally, the Proposal here consists of numerous paragraphs addressing specific legislative and regulatory initiatives that are currently pending in Congress, including in the areas of tax reform, litigation/tort reform, reform of the Sarbanes-Oxley Act of 2002.[1]

---

[1] Tax reform and alternatives to the current system of federal taxation are the subject of numerous bills currently pending in Congress. *See, e.g.*, Simplified USA Tax Act of 2006, H.R. 4707, 109th Cong. (2006) ("To amend the Internal Revenue Code of 1986 to restructure

[Footnote continued on following page.]

The letters discussed above reflect the fact that proponents may not use the opportunity to provide a supporting statement under the shareholder proposal process as a means to circumvent Rule 14a-8(i)(7)'s restriction on proposals addressing ordinary business matters. Here, both the "resolved" clause and the supporting statement make it clear that the Proponent is primarily concerned with involving Pfizer in lobbying for and participating in public policy debates with respect to specific legislative initiatives.

B. The Proposal Involves Ordinary Business Matters Because It Attempts To Involve Pfizer In Public Policy Discussions Regarding Specific Legislative And Regulatory Initiatives That Address Pfizer's Business.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it seeks to involve a company in the political or legislative process. For example, in *International Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appear[ed] directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also General Motors Corp.* (avail. Apr. 7, 2006) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company petition the U.S. Government for improved corporate average fuel economy standards, "lead the effort to enroll the assistance of the Administration and Congress" and the automotive industry to develop a non-oil based transportation system, and spread this technology to other nations); *Chrysler Corp.* (avail.

[Footnote continued from previous page.]

and replace the income tax system of the United States to meet national priorities, and for other purposes"); Freedom Flat Tax Act, H.R. 1040, 109th Cong. (2005) ("To amend the Internal Revenue Code of 1986 to provide taxpayers a flat tax alternative to the current income tax system"); Fair Tax Act of 2005, S. 25, 109th Cong. (2005) ("A bill to promote freedom, fairness, and economic opportunity by repealing the income tax and other taxes, abolishing the Internal Revenue Service, and enacting a national sales tax to be administered primarily by the States"). Similarly, at least one bill currently pending in Congress is directly related to tort reform. *See* Lawsuit Abuse Reduction Act of 2005, H.R. 420, 109th Cong. (2005) ("To amend Rule 11 of the Federal Rules of Civil Procedure to improve attorney accountability, and for other purposes"). Congressional hearings in both 2005 and 2006 relating to reforming certain provisions of the Sarbanes-Oxley Act of 2002 suggest that legislation may soon be introduced in this area as well. *See Sarbanes Oxley Section 404: What is the Proper Balance Between Investor Protection and Capital Formation for Smaller Public Companies?: Hearing Before the House Comm. on Small Business*, 109th Cong. (2006); *The Impact of the Sarbanes-Oxley Act: Hearing Before the House Comm. on Financial Services*, 109th Cong. (2005).

Feb. 10, 1992) (concurring, in reliance on Rule 14a-8(i)(7), in the omission of a proposal requesting that the company actively support and lobby for universal health coverage).

The SEC Staff treats proposals that seek to limit company involvement in legislative and regulatory matters in the same manner. The Staff concurred that such proposals are excludable under Rule 14a-8(i)(7) because they concern political activities relevant to an aspect of the company's business. For example, in *General Motors Corp.* (avail. Mar. 17, 1993), the Staff concurred that a proposal directing the company to cease all lobbying and other efforts directed at opposing legislation that would increase corporate average fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. *See also Pacific Enterprises* (avail. Feb. 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was "directed at involving the company in the political or legislative process that relates to aspects of the Company's operations").

Even though the Proposal is phrased in terms of requesting a report on Pfizer's activities and plans regarding legislative and regulatory initiatives, it is well established that when determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." *See* Exchange Act Release No. 20091 (Aug. 16, 1983). The Staff has concurred that proposals seeking reports can have the effect of involving a company in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). For example, in *International Business Machines Corp.* (avail. Mar. 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

Here, the Proposal states that the report may cover Pfizer's plans to "reduc[e] the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform)." The Staff consistently has concurred that proposals seeking reports on the impact on a company of legislative, policy and/or regulatory actions are ordinary business matters.

Recently, in *Microsoft Corp.* (avail. Sept. 29, 2006), the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Additionally, in *General Electric Co.* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to General Electric's "ordinary business operations (i.e., evaluating the impact of a flat tax on GE)." *See also Verizon Communications Inc.* (avail. Jan. 31, 2006) (same); *Citigroup Inc.* (avail. Jan. 26, 2006) (same); *Johnson & Johnson* (avail. Jan. 24, 2006) (same). Likewise, in *PepsiCo, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a shareholder proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

As with each of the proposals discussed above, the Proposal requests a report on, and seeks to direct Pfizer's political and lobbying activities with respect to, a specific agenda of legislative reforms and public policies affecting Pfizer's operations, including tort reform, trade liberalization and deregulation. An assessment of and approach to regulatory or legislative reforms and public policies impacting many aspects of Pfizer's business is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. Pfizer devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that are in line with the best interests of Pfizer. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on Pfizer's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on the legislative initiatives, involve complex decisions implicating the impact of proposed legislation on Pfizer business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the company. Shareholders are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of Pfizer and assessing the impact of such reforms are matters more appropriately addressed by management. Thus, this Proposal implicates Pfizer's ordinary business operations by seeking to involve Pfizer in a number of currently pending legislative initiatives.

This Proposal is clearly distinguishable from other proposals that ask companies to list and report *generally* on their political activities but that do not focus on particular legislative or regulatory topics. For example, in *American Telephone and Telegraph Co.* (avail. Jan. 11, 1984), the proposal requested that the company disclose each political contribution made by the company. In its letter stating that it did not concur that the proposal was excludable, the Staff viewed the proposal as relating to "general political activities" and not "activities that relate directly to the Company's ordinary business." *See also Exxon Mobil Corp.* (avail. Mar. 5, 2004) (Staff did not concur with exclusion as ordinary business of a proposal that asked the company to prepare a report on the company's policies and business rationale for political contributions, the identity of the person making the decisions about political contributions, and an accounting of the company's political contributions).

In contrast to the proposals in *American Telephone and Telegraph Co.* and *Exxon Mobil Corp.*, here the Proposal focuses on specific legislative initiatives applicable to Pfizer's products and business operations. Thus, the Proposal is more closely analogous to the proposals on charitable contributions that were the subject of the *Bank of America* and *American Home Products* no-action letters discussed above. Just as with those proposals, the Proposal here – while framed as a general request on the extent of Pfizer's activities – clearly seeks to address Pfizer's activities with respect to specific legislative and public policy initiatives. For example, the Proposal requests that Pfizer's report detail plans to: "Promot[e] key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value." The Proposal also requests that the report indicate Pfizer's plans to "[r]educing the impact . . . of unmeritorious litigation (lawsuit/tort reform). . . and taxes on the Company (i.e., tax reform)."

C. *Regardless Of Whether The Proposal Touches Upon Significant Social Policy Issues, The Entire Proposal Is Excludable Due To The Fact That It Distinctly Addresses Ordinary Business Matters Of Pfizer.*

Well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Proposal's direct references to Pfizer lobbying to address the impact of certain matters that are the subject of specific legislative efforts and lobbying to promote other policy initiatives are directed at involving Pfizer in a specific legislative agenda and reporting on its efforts to address the impact of issues that are subject to proposed legislation. The Proposal's references to Pfizer becoming involved in public policy debates and public opinion campaigns likewise clearly seek to involve Pfizer in the political process. But, even if the Staff were to read portions of the Proposal as addressing general political activities, the references in this Proposal to specific legislative initiatives make the entire Proposal excludable under Rule 14a-8(i)(7).

The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates in part ordinary business matters. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items involved ordinary business matters); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the elements of the Proposal requesting a report on the impact of certain legislative reforms currently pending in Congress and Pfizer's political activities with respect to specific public policy matters make this Proposal no different than the proposals that the Staff concurred involved ordinary business matters. Thus, regardless of whether other elements of the Proposal may be deemed to implicate general policy issues, these elements render the Proposal excludable. Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding involvement in political activities relating to Pfizer's business and a review and assessment of pending legislation, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

Enclosures

cc: Steven J. Milloy, Action Fund Management, LLC

100129029_3.DOC

Exhibit A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 11/17/06 # of pages 5
To MARGARET FORAN	From STEVEN MILLOY
Co./Dept.	Co. FEAF/AFM
Phone #	Phone # 301-258-2852
Fax # 212-573 1853	Fax #

RECEIVED NOV 17 MARGARET

BY FAX

November 17, 2006

Ms. Margaret Foran
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Foran:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "FEAF") is the beneficial owner of approximately 3854 shares of the Company's common stock, 2491 shares of which have been held continuously for more than a year prior to this date of submission. The FEAF intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the FEAF's beneficial ownership of the aforementioned Company stock.

The FEAF's designated representatives in this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAF. Mr. Milloy, Dr. Borelli or a person to be designated will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAF, Owner of Pfizer Inc. Common Stock

Enclosures: Shareholder Proposal: Business Social Responsibility Report
Letter from Huntington National Bank

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare, at reasonable expense and omitting proprietary information, an annual Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

Huntington

November 17, 2006

Re: Shareholder Resolution of The Free Enterprise Action Fund

Dear Corporate Secretary,

Huntington National Bank holds 3854 shares of Pfizer Inc. common stock beneficially for The Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to Pfizer Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 3854 shares of the Company stock, 2491 are held by Huntington National Bank have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution. Please refer to the attachment for the purchase dates of the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jeremy Hughes
Trust Associate
Huntington National Bank
Ph: 614-331-9760
Fx: 614-331-6192

THE HUNTINGTON

Tax Lot Detail

Run on 11/17/2006 9:39:34 AM

As of 11/17/2006

Combined Portfolios

Settlement Date Basis

Account: [redacted]

FREE ENTERPRISE ACTION FD

Administrator: TIM EASTON @ 614-331-9760

Investment Officer: NO OFFICER ASSIGNED

Investment Authority: None

Investment Objective:

Lot Select Method: FIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
[redacted]	PFIZER INC W/1 RT/SH	PFE	26.760	1.56	103,133

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	03/03/2005	PRINCIPAL	100.000000	2,669.00	2,676.00	7.00
2	03/03/2005	PRINCIPAL	41.000000	1,094.29	1,097.16	2.87
3	03/03/2005	PRINCIPAL	200.000000	5,338.00	5,352.00	14.00
4	03/03/2005	PRINCIPAL	1,100.000000	29,359.00	29,436.00	77.00
5	03/03/2005	PRINCIPAL	200.000000	5,338.00	5,352.00	14.00
6	03/08/2005	PRINCIPAL	607.000000	16,401.14	16,243.32	157.82-
7	10/13/2005	PRINCIPAL	243.000000	5,943.78	6,502.68	558.90
8	07/06/2006	PRINCIPAL	904.000000	21,586.89	24,191.04	2,604.15
9	09/13/2006	PRINCIPAL	459.000000	12,998.89	12,282.84	716.04-
* TOTAL *			3,854.000000	100,728.98	103,133.04	2,404.06

Unit Status	Number of Units	Tax Cost	Market Value
Settled	3,854.000000	100,728.98	103,133.04

Registration	Number of Units
CEDE and CO - DTC	3,854.000000

[redacted] [redacted] [redacted]

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

December 27, 2006

RECEIVED
2006 DEC 28 PM 1:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pfizer Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 19, 2006 request by Pfizer Inc. ("Pfizer " or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Pfizer 's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

We believe the Proposal is not excludable for any of the reasons claimed by Pfizer.

THE PROPOSAL

The Proposal states in its entirety:

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare by November 2007, at reasonable expense and omitting proprietary information, a Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

RESPONSE TO PFIZER's CLAIMS

I. Summary of the Proposal

The Proposal requests that Pfizer prepare a report for shareholders describing what, if any, activities the Company is undertaking to improve the general environment for the conduct of business ("business environment"). The Company already maintains an Internet web page that addresses some of Pfizer's public policy activities[1] (the "Public Policy Web Page"), which states,

> At Pfizer, public policy is part of the way we relate to the many people who have a stake in our company and our products: patients, physicians, insurers, employers, Pfizer shareholders and employees, journalists, and policy makers. Engaging in public policy debates is part of our

[1] *See e.g.*, Pfizer Inc., "Public Policy", http://www.Pfizer .com/Pfizer /policy/index.jsp.

> responsibility, because effective public policies can help create an environment in which innovative new medicines are brought to market, and patients are able to receive the medicines they need.
>
> This website helps explain our positions on some important healthcare issues and offers more in-depth information for those interested in taking a closer look at the issues.

Pfizer's Public Policy Web Page addresses issues such as: healthcare access and affordability; pharmaceutical pricing and value; and healthcare reform.

The Proposal takes the view that the business environment is as significant a social policy issue and as important an issue as the issues discussed on Pfizer's Public Policy Web Page.

The Proposal requests information about what Pfizer is doing to improve the business environment. Potential topics of interest to shareholders mentioned in the Proposal include reducing the impacts of unmeritorious litigation; reducing unnecessarily burdensome laws and regulations; reducing taxes; promoting pro-free enterprise principles and policies; and promoting the social benefits of business and the virtues of capitalism.

Significantly, none of these issues must be included in the report. The Proposal clearly states that Pfizer "may" include them in the report.

The Proposal does not request that Pfizer taken any action other than to report to shareholders. The broad discretion the Proposal provides to Pfizer in producing the report – particularly with respect to what subject areas and information Pfizer chooses to include – precludes Pfizer from arguing that the Proposal aims at involving Pfizer in specific political and legislative activities. The Proposal merely asks, generally, for a report on what Pfizer is doing to improve the business environment.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

Pfizer erroneously claims that the report is focused on involving Pfizer in public policy debates and lobbying on specific matters. First, the Proposal only asks for a report in the nature of disclosure. Second, the Proposal provides Pfizer with broad discretion in choosing what topics to include in the report. The broad discretion given to Pfizer means that the Proposal is not intended to involve Pfizer in any specific public policy debates or legislative activities. Moreover, the Proposal cannot possibly seek to involve Pfizer in lobbying since shareholders have no idea what Pfizer may or may not be doing with regard to such activities. Pfizer may already be involved in lobbying activities, in which case Pfizer's argument fails since the Company would already be involved in lobbying.

Contrary to Pfizer's assertion, the Proposal's supporting statement (the "Supporting Statement") does not convert the Proposal into a vote on an ordinary business matter. The Supporting Statement, as its name implies, merely argues for the need for the report requested by the Proposal. A vote on the Proposal cannot possibly constitute a vote on ordinary business since shareholders would have no idea about what Pfizer is doing with respect to the business environment issues addressed by the Proposal. A vote for the Proposal is merely a vote for disclosure. Pfizer fails to explain specifically how the Proposal would be a vote concerning ordinary business operations. Accordingly, *General Electric Company (Jan. 10, 2005)* and *Corrections Corporation of America (Mar.15, 2000)* are irrelevant top the matter at hand.

Pfizer's effort to link the Proposal with prior Staff determinations concerning charitable contributions also fails since the Staff determinations cited – including *Wyeth (Jan. 24, 2003), Bank of America (Jan. 24, 2003), American Home Products (Mar. 4, 2002)*, and *Schering Plough (Mar. 4, 2002)* – appear to have been superceded by the Staff determination in *PepsiCo Inc. (Mar. 3, 2006)*.

In *PepsiCo Inc.*, the proposal was not excludable even though its "resolved" clause addressed charitable contributions generally but its supporting statement mentioned specific charitable donations.

III. The Proposal does not attempt to involve Pfizer in public policy discussions regarding specific legislative and regulatory initiatives that address Pfizer's business.

The Proposal only asks for a report that is in the nature of disclosure. The report cannot legally compel or otherwise induce Pfizer to take any specific action.

Pfizer's references to prior staff determinations do not appear relevant to the Proposal:

- *International Business Machines (Jan. 21, 2002)* is distinguishable because in that case the proposal called for the company to take direct action – i.e., to "[j]oin other corporations in support of a properly financed national health insurance system." In contrast, the instant Proposal only requests a report.

- *General Motors Corp. (Apr. 7, 2006)* and *Chrysler Corp. (Feb. 10, 1992)* are distinguishable because in those cases the proposals requested that the companies petition the government for specific rulemaking and lobby for universal health coverage, respectively. In contrast, the instant Proposal asks for a general report on what Pfizer is doing to improve the overall business environment.

- *General Motors Corp (Mar. 17, 1993)* and *Pacific Enterprises (Feb. 12, 1996)* are distinguishable in that both proposals requested the companies to undertake certain lobbying activities. In contrast, the instant Proposal asks for nothing other than disclosure about what Pfizer is doing to improve the overall business environment.

- *International Business Machines (Mar. 2, 2002)* is distinguishable because that proposal addressed specific ongoing legislative activities. In contrast, the instant Proposal only addresses Pfizer's general activities related to improving the general business environment.

- *Microsoft Corp. (Sep. 29, 2006)* remains under appeal with the Staff and Commission by its proponent. In any event, that proposal requested that the company explain why it was involved in specific lobbying activities. In contrast, the Proposal requests a report on general activities Pfizer is undertaking to improve the general business environment, not one addressing specific legislative activities.

- *General Electric Co. (Jan. 17, 2006)*, *Verizon Communications (Jan. 31, 2006)* and *Citigroup Inc. (Jan. 26, 2006)* are distinguishable because those proposals requested the companies to speculate specifically on the impacts of a hypothetical flat tax on the companies, a specific legislative area. In contrast, the Proposal requests a report on general activities Pfizer is undertaking to improve the general business environment, not one addressing specific legislative activities.

- *Niagara Mohawk Holdings Inc. (Mar. 5, 2001)* and *Electronic Data Systems (Mar. 24, 2000)* are distinguishable because those proposals would have involved the company in specific ongoing political and legislative processes. In contrast, the Proposal requests a report on general activities Pfizer is undertaking to improve the general business environment, not one addressing specific legislative activities.

Contrary to Pfizer's assertion, the Proposal does not focus on specific legislative initiatives applicable to Pfizer's products and business operations. Although the Proposal does states several areas of interest to shareholders – e.g., tort reform, tax reform, and regulatory reform – these areas are <u>optional</u> for inclusion in the report. The Proposal only states, for example, that Pfizer <u>may</u> report on what the Company is doing with respect to unmeritorious litigation. But inclusion in the report of that specific topic is not required – nor is any other topic mentioned in the Proposal required to be included in the report. Because the Proposal is open ended and provides Pfizer with broad discretion, the Proposal cannot be described as intended to involve Pfizer in specific legislative activities. Pfizer may, in fact, decide to exclude any particular activity or areas from its report.

IV. The Proposal addresses significant social policy issues that are not excludable as ordinary business operations.

The Proposal asks Pfizer to report on what the Company is doing to improve the business environment – a significant social policy issue akin to the numerous environment, human rights and labor issues that the Staff has previously determined to be not excludable under the ordinary business operations exception of Rule 14a-8(i) (7) and that Pfizer already addresses in its annual Citizenship Report. The Proposal does not require Pfizer to focus on any specific Company efforts. It provides Pfizer with great latitude in producing the report.

The follow references by Pfizer are irrelevant to the Proposal:

- *General Electric Company (Feb. 10, 2000)* is not relevant because that proposal would have directed the company to follow specific accounting methods.

- *Medallion Financial Bank (May 11, 2004)* is not relevant because that proposal directed the company on how to enhance shareholder value;

- *E*Trade Group, Inc. (Oct.31, 2000)* is not relevant because that proposal apparently mixed some ordinary business matters in with social policy issues. In contrast, the Proposal addresses a single significant social policy issue (i.e., reporting on what the company is doing to improve the business environment) that transcends ordinary business operations.

- *Wal-Mart Stores, Inc. (Mar. 15, 1999)* is not relevant because that proposal was clearly aimed at directing the company to take specific actions (e.g., not purchasing goods made with child labor).

The Proposal provides Pfizer with broad discretion in addressing a significant social policy issue. Nothing in the Proposal is mandatory. Pfizer can include or omit whatever of its activities it desires. Moreover, even if the Proposal receives a majority of the shareholder vote, it is not binding on management. Pfizer's claim that the Proposal attempts to involve the Company in specific legislative activities is unsupported by the facts and relevant precedent.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Pfizer's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Pfizer and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Pfizer and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Pfizer or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Pfizer's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Margaret M. Foran, Pfizer Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 19, 2006

The proposal requests a report on Pfizer's activity and plans with respect to certain regulatory matters and public policies.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations (i.e., evaluating the impact of government regulation on the company). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Derek Bartel Swanson
Attorney-Adviser

END